FORM 3
                U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                    INITIAL STATEMENT OF BENEFICIAL
                        OWNERSHIP OF SECURITIES


 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
  Section 17(a) of the Public Utility Holding Company Act of 1935 or
         Section 30(f) of the Investment Company Act of 1940



1. Name and Address of     2. Date of Event         4. Issuer Name and Ticker
   Reporting Person           Requiring                or Trading Symbol
                              Statement
   Conrail Inc                (Month/Day/Year)         CSX Corporation (CSX)

   (Last) (First) (Middle)    10/14/96              5. Relationship of Reporting          6. If Amendment, Date of Original
                                                       Person to Issuer                      (Month/Day/Year)
   2001 Market Street                                  (Check all applicable)

                                                         Director     X 10% Owner
          (Street)         3.  IRS or Social             Officer        Other
                               Security Number          (give title     (specify
   Philadelphia PA 19101       of Reporting Person       below)          below)
                               (Voluntary)

   (City) (State) (Zip)        23-2728514




            TABLE I - Non-Derivative Securities Beneficially Owned


1. Title of Security       2. Amount of Securities  3.  Ownership Form:                  4.  Nature of Indirect
   (Instr. 4)                 Beneficially Owned        Direct (D) or                        Beneficial Ownership
                               (Instr. 4)                Indirect (I)                         (Instr. 5)
                                                         (Instr. 5)



Reminder: Report on a separate line for each class of          (Over)
securities beneficially owned directly or indirectly.        SEC 1473 (8-92)
     (Print or Type Responses)

    TABLE II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)



1. Title of Derivative  2. Date Exercisable       3. Title and Amount    4. Conversion or     5.  Ownership Form    6.  Nature of
   Security                and Expiration Date       of Securities          Exercise Price        Derivative            Indirect
   (Instr. 4)              (Month/Day/Year)          Underlying             of Derivative         Security:             Beneficial
                                                     Derivative             Security              Direct (D) or         Ownership
                                                                                                  Indirect (I)          (Instr. 5)
                                                                                                  (Instr. 5)
                        Date         Expiration   Title     Amount or
                        Exercisable  Date                   Number of
                                                            Shares

Option    (see below)   (see below)  (see below)  Common    43,090,773    $64.82              D
                                                  Stock




Explanation of Responses:

     In connection with an Agreement and Plan of Merger (the "Merger Agreement") dated as of October 14, 1996, between Conrail Inc. (the "Reporting Person") Green Acquisition Corp. and CSX Corporation (the "Issuer"), the Reporting Person and the Issuer entered into a Stock Option Agreement dated as of October 14, 1996, providing for the option described above. The option is exercisable only upon the occurrence of certain events described in the Stock Option Agreement and expires upon the occurrence of certain events described in the Stock Option Agreement. The number of shares of common stock of the Issuer purchasable by the Reporting Person under the option will be reduced if necessary so that the number of shares purchasable by the Reporting Person upon exercise of the option at the time of such exercise does not exceed 19.9% of the outstanding shares of Common Stock of the Issuer at such time. Prior to such exercise, the Reporting Person expressingly disclaims beneficial ownership of the shares of Common Stock of the Issuer which are purchasable by the Reporting Person upon exercise of such option.

**Intentional misstatements or     /s/ Bruce B. Wilson    October 22, 1996
  omissions of facts constitute    ---------------------  ---------------------
  Federal Criminal Violations.     **Signature of         Date:
  See 18 U.S.C. 1001 and           Reporting Person
  15 U.S.C. 78ff(a).               Conrail Inc.
                                   By: Bruce B. Wilson
                                   Title: Senior
                                   Vice President-Law


Note: File three copies of this
      Form, one of which must be
      manually signed. If space
      provided is insufficient,
      See Instruction 6 for procedure.

                                                                Page 2
                                                       SEC 1473 (8-92)